EXHIBIT 99.1

INFORMATION CIRCULAR DATED NOVEMBER 1, 2011

MILL CITY GOLD CORP.
4719 Chapel Road N.W.
Calgary, Alberta  T2L 1A7
Tel:           (403) 640-0110
Fax:           (403) 640-4024

INFORMATION CIRCULAR

(As at November 1, 2011, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on December 2, 2011 and at any adjournments.  Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The Company will pay the cost of solicitation.

APPOINTMENT OF PROXY HOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxy Holders").

A shareholder has the right to appoint a person other than a Management Proxy Holder, to represent the shareholder at the Meeting by striking out the names of the Management Proxy Holders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxy holder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxy holders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxy Holders as proxy holder, the Management Proxy Holder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxy holder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

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COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Olympia Trust Company at Proxy Department, 1003 – 750 West Pender Street, Vancouver, BC  V6C 2T8,  Facsimile: (604) 484-8638, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxy holders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxy holder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the ‘Completion and Return of Proxy” section above.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the

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Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, all without par value, of which 83,775,539 common shares and no preferred shares are issued and outstanding as at the date of this Circular. Persons who are registered shareholders at the close of business on October 28, 2011 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the Directors and executive officers of the Company, Rockhaven Resources Ltd. owns, 16,671,332 shares carrying 19.9% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four (4).

The Company is required to have an audit committee.  Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
James R. Brown Lahaina, Hawaii USA Chairman, President, CEO & Director	Chairman of the Company from October 2002 to present; President and CEO of the Company from January 13, 2004 to present; CFO of the Company from January 13, 2004 to April 6, 2005; Chairman and Chief Executive Officer of Mill City International Inc. November 23, 1993 to November 2002.	Director of the Company from October 31, 2002 to present.	217,321

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Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
Janice Brown (1) Vancouver, British Columbia Canada Corporate Secretary, CFO & Director	Corporate Secretary of the Company from November 2002 to present; CFO of the Company from April 6, 2005 to present; Corporate Secretary of Mill City International Inc. February 1994 to November 2002.	Director of the Company from January 13, 2004 to present.	973,803
Herbert J. Leary (1) Pacific Palisades, California USA Director	Principal broker/owner of Leary Estates based in Los Angeles, California since 1994.	Director of the Company from October 25, 2010 to present.	200,000
Gordon S. McKinnon (1)	President, CEO and a Director of Canadian Orebodies Inc. since January 31, 2009; principal of McKinnon Prospecting Ltd. from 2004 to the present.	Director of the Company from July 31, 2009 to present	250,000

(1)           Member of the audit committee.
(2)
Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 28, 2011, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such common shares are held directly.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and executive officers of the Company acting solely in such capacity.

To the knowledge of the Company, no proposed Director:

(a)
is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)
was the subject, while the proposed Director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed Director was acting in the capacity as director, CEO or CFO of such company; or

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(b)
is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d)
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)
has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

The following Directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer(s)
Gordon S. McKinnon	Canadian Orebodies Inc., Phoscan Chemical Corp., Ring of Fire Resources Inc.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the  Company's executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company's senior leaders, being the two identified named executive officers (the "NEOs") during the financial year ended December 31, 2010. The NEOs who are the focus of the CD&A and who appear in the compensation tables of this Information Circular are James R. Brown, Chairman, President and Chief Executive Officer of the Corporation (the "CEO") and Janice Brown, Chief Financial Officer and Secretary of the Corporation (the "CFO").

Board Oversight of Compensation

Among its other duties, the Board is responsible for (i) overseeing the Company's human resources policies, executive compensation, management succession and development, and equity compensation plans, and (ii) ensuring that the Company's executive compensation policies and programs are competitive and reflect the long term interest of the Company and its Shareholders. Given the size of the Company and the number of Directors on the Board, the Board has not delegated any of the above responsibilities to a committee of the Board and performs such functions itself. In performing its duties, the Board has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

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In order to ensure that the process for determining executive compensation remains objective, the Board requires that executive Directors remove themselves from any deliberations or determinations relating to their own compensation. The Board considers the experience and insight of the executive directors to be an asset in the Board's discussions and decisions relating to human resources and general compensation matters and relies on their input in matters that are not directly related to their own compensation.

Compensation Program

The primary goal of the Company's executive compensation program is to retain and motivate top quality individuals at the executive level. The program is designed to ensure that the compensation provided to the Company's senior officers is determined with regard to the Company's business strategy and objectives and financial condition, such that the financial interests of the senior officers are matched with the financial interests of the Company's shareholders. The Company strives to ensure that the Company's senior officers are compensated fairly and commensurately with their contributions to furthering the Company's strategic direction and objectives.

Neither the Company nor the Board currently has any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer or Director compensation. The Board relies on the knowledge and experience of the members of the Board and the recommendations of the CEO to set appropriate levels of compensation for senior officers.

Compensation Program Design

The total compensation mix was designed on the basis of the Company's compensation objectives.  Standard compensation arrangements for the Company's senior officers are composed of the following elements, which are linked to the Company's compensation and corporate objectives.

Consulting Fees

Consulting fees are determined for each of the Company's executive officers on an individual basis, taking into consideration the individual's experience, performance and contributions to the Company's success and competitive industry pay practices for comparable positions with the primary goal of retaining highly qualified executives in a competitive market environment.

Stock Options

The Board believes that stock options encourage the Company's executive officers to own and hold shares in the Company which aligns their long-term interests directly to those of the shareholders and helps to achieve the Company's objective of retaining highly qualified executives. Under the terms of the Company's stock option plan (the "Stock Option Plan"), the Board may propose and the Board may designate employees, including executive officers, eligible to receive options to acquire such numbers of common shares as the Board determines at an exercise price not less than the discounted market price determined in accordance with the terms of the Stock Option Plan.

When granting options pursuant to the Stock Option Plan, consideration is given to the exercise price of the aggregate options that would be held by an individual after the award. In determining the individual grants, the Board considers the following factors: the executive officer's relative position and performance as well as past equity grants.

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The incentive stock options granted to executive officers increase in value as the market price of the common shares increase, thereby linking equity-based executive compensation to shareholder returns.

The Board regularly assesses the individual performance of the Company's executive officers. Based on these assessments, the Board makes decisions concerning the nature and scope of the equity-based compensation to be paid to the Company's executive officers. The criteria upon which these assessments are based reflect the Board's views as to the nature and value of the contributions made by the executive officers to the achievement of the Company's corporate plans and objectives. The Board generally considers option grants following the annual shareholders meeting, except in exceptional circumstances.

Compensation Process

The Company is an exploratory stage mining company and will not be generating revenues from operations for a significant period of time, if at all. As a result, the use of traditional performance standards, such as corporate profitability, is considered by the Board to be inappropriate in the evaluation of corporate or NEO performance. The compensation of the Company's senior officers is based, in substantial part, on industry compensation practices, trends in the mining industry as well as achievement of our business objectives. In determining executive compensation, the Board generally relies on Board discussions without any formal objectives, criteria and analysis.

The Board uses all the data available to it to ensure that the Company is maintaining a level of compensation that is both commensurate with the size of the Company and sufficient to retain personnel it considers essential to the success of the Company. In reviewing comparative data, the Board does not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined level. Independent surveys and informal surveys prepared by the Company of compensation paid to persons occupying similar positions with mining exploration companies of comparable size and stage of development provides the Board with insight into what is considered fair compensation.

Option-based awards

The Company's stock option plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX Venture Exchange, and closely align the interests of the executive officers with the interests of shareholders.

The Board has the responsibility to administer the compensation policies related to the executive management of the Company, including option-based awards.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 ("Statement of Executive Compensation" (the "Form 51-102F6")) sets forth all annual and long term compensation for services in all capacities to the Company for the most recently completed financial years of the Company that end on or after December 31, 2008 (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a

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similar capacity, (other than the Chief Executive Officer and the Chief Financial Officer), as at December 31, 2010 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

NEO Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($))	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
James R. Brown CEO & President	2010	Nil	N/A	(1)157,679	N/A	N/A	N/A	126,026	283,705
	2009	Nil	N/A	39,732(2)	N/A	N/A	N/A	137,535	177,267
	2008	Nil	N/A	245,083 (3)	N/A	N/A	N/A	129,240	374,323
Janice Brown CFO & Corporate Secretary	2010	Nil	N/A	157,679 (1)	N/A	N/A	N/A	54,000	211,679
	2009	Nil	N/A	28,380 (4)	N/A	N/A	N/A	54,000	82,380
	2008	Nil	N/A	173,108 5)	N/A	N/A	N/A	54,000	227,108
(1)
The grant date fair values of James R. Brown's and Janice Brown’s options were calculated using the Black Scholes model with the following assumptions: expected life of 5 years, weighted average expected volatility of 123.16%, weighted average risk free interest rate of 2.32% per annum and a dividend yield of nil.

(2)
The grant date fair values of James R. Brown's options were calculated using the Black Scholes model with the following assumptions: expected life of 5 years, weighted average expected volatility of 115.31%, weighted average risk free interest rate of 1.60% per annum and a dividend yield of nil.

(3)
The grant date fair values of James R. Brown's options were calculated using the Black Scholes model with the following assumptions: expected life of 5 years, weighted average expected volatility of 94.11%, weighted average risk free interest rate of 3.47% per annum and a dividend yield of nil.

(4)
The grant date fair values of Janice Brown's options were calculated using the Black Scholes model with the following assumptions: expected life of 5 years, weighted average expected volatility of 115.31%, weighted average risk free interest rate of 1.60% per annum and a dividend yield of nil.

(5)
The grant date fair values of Janice Brown's options were calculated using the Black Scholes model with the following assumptions: expected life of 5 years, weighted average expected volatility of 97.09%, weighted average risk free interest rate of 3.53% per annum and a dividend yield of nil.

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which cash compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s).

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding in relation to each of the Named Executive Officers, as at the end of the most recently completed financial year and including awards granted before the most recently completed financial year, under incentive plans of the Company

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pursuant to which compensation depends on achieving certain performance goals or similar conditions within a specified period:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested ($)
James R. Brown CEO & President	1,800,000 1,100,000 300,000 1,400,000 1,250,000	$0.23 $0.19 $0.25 $0.10 $0.15	Feb/11 Jan/13 June/13 Jan/14 Dec/15	Nil Nil Nil $84,000 $12,500	Nil Nil Nil Nil 937,500	N/A
Janice Brown CFO & Corporate Secretary	465,000 800,000 200,000 1,000,000 1,250,000	$0.23 $0.21 $0.25 $0.10 $0.15	Feb/11 Jan/13 June/13 Jan/14 Dec/15	Nil Nil Nil $60,000 $12,500	Nil Nil Nil Nil 937,500	N/A

(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $0.16 and the exercise or base price of the option.

Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year (1) ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
James R. Brown CEO & President	$87,125	N/A	N/A
Janice Brown CFO & Corporate Secretary	$63,125	N/A	N/A

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company does not have any contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a Named Executive Officer’s responsibilities.

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Director Compensation

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Company's most recently completed financial year:

Director Name (1)	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Gordon S. McKinnon	Nil	Nil	$28,116 (1)	Nil	Nil	Nil	$28,116
Robert Cudney (2)	Nil	Nil	$18,390 (1)	Nil	Nil	Nil	$18,390
Herb Leary	Nil	Nil	$57,913 (1)	Nil	Nil	Nil	$57,913

(1)	The grant date fair values of these options were calculated using the Black Scholes model .

(2)	Mr. Cudney resigned from the board of directors on October 4, 2010

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiary for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding in relation to each of the Directors who are not Named Executive Officers, as at the end of the most recently completed financial year and including awards granted before the most recently completed financial year, under incentive plans of the Company pursuant to which compensation depends on achieving certain performance goals or similar conditions within a specified period:

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	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share- Based Awards That Have Not Vested ($)

Gordon S. McKinnon	200,000 250,000 150,000	$0.10 $0.10 $0.15	Aug/14 Sept/15 Dec/15	12,000 15,000 1,500	125,000 156,250 112,500	Nil
Herb Leary	200,000 250,000	$0.16 $0.15	Oct/15 Dec/15	Nil 2,500	150,000 187,500

(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $0.16, and the exercise or base price of the option.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
Robert D. Cudney	15,176	N/A	N/A
Gordon S. McKinnon	11,050	N/A	N/A
Herb Leary	14,478	N/A	N/A

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	12,965,000	$0.16	393,841

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Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	12,965,000	$0.16	393,841

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at October 28, 2011, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or its subsidiary which is owing to the Company or its subsidiary or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiary, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiary; or

(ii)
whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiary, in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or its subsidiary.

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APPOINTMENT OF AUDITORS

D & H Group LLP, Chartered Accountants, of 10th Floor, 1333 West Broadway, Vancouver, British Columbia V6H 4C1, are the auditors of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of D & H Group LLP, Chartered Accountants, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels.  The Committee's primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

•	Review and appraise the performance of the Company's external auditors.

•	Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

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The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)
Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)
At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

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(i)
Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.
the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.
such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)	Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)	Review certification process.

(j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

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Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Janice Brown	Not independent (1)	Financially literate (1)

Herbert J. Leary	Independent (1)	Financially literate (1)

Gordon S. McKinnon	Independent (1)	Financially literate (1)
(1)           As defined by National Instrument 52-110 ("NI 52-110").

Relevant Education and Experience

Janice Brown

Mrs. Brown has been the Chief Financial Officer of the Company since April 6, 2005.  She has over thirty years of general accounting experience and has over fifteen years of public company accounting experience.  She has served as corporate secretary of several public companies over the last fifteen years.

Herbert J. Leary

Mr. Leary has extensive experience in the real estate industry and the financial markets for three decades. He is principal broker/owner of Leary Estates based in Los Angeles, California since 1994 having been involved with some of the largest real estate transactions in the U.S. during his tenure. Mr. Leary has been an investor in Mill City and followed the company since its early years. He brings a background in real estate investing, acquisitions, marketing and finance as well as a broad background in technology.

Gordon S. McKinnon

Mr. McKinnon graduated with an Honours Bachelor degree in Management and Organizational Studies from the University of Western Ontario in 2006. Mr. McKinnon has been exposed to all aspects of the exploration and mining business which has prepared him for his career in the industry. Mr. McKinnon has been the President, CEO and a Director of Canadian Orebodies Inc. since its incorporation in January 2008.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

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Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of  non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2010	$24,623	Nil	$1,950	$23,648
December 31, 2009	$16,000	Nil	$1,765	Nil

Corporate Governance Disclosure

A summary of the responsibilities and activities and the membership of each of the Committees is set out above.

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines.  National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of four directors, two of whom are independent based upon the tests for independence set forth in NI 52-110. Herbert J. Leary and Gordon S. McKinnon are independent.  James R. Brown is not independent as he is the Chairman, President and CEO of the Company.  Janice Brown is not independent as she is the Corporate Secretary and CFO of the Company.

Management Supervision by Board

The operations of the Company do not support a large Board of Directors and the Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development.  Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members.  The independent Directors are however able to meet at any time without any members of management, including the non-independent Directors, being present.  Further supervision is performed through the Audit Committee which is composed of a majority of independent Directors who are able to meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

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Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of the Board Directors, committees and copies of the Company's corporate governance policies;

2.	access to recent, publicly filed documents of the Company; and

3.	access to management.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations.  Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.  The Board has adopted a Code of Conduct that is posted on its website at www.millcitygold.com  and on SEDAR at www.sedar.com and has instructed its management and employees to abide by the Code.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates.  The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The independent Directors are Herbert J. Leary and Gordon S. McKinnon. These Directors have the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the independent directors review compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation the independent directors annually review the performance of the CEO in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

As the directors are actively involved in the operations of the Company and the size of the Company's operations does not warrant a larger board of directors, the Board has determined that additional committees other than the Audit Committee are not necessary at this stage of the Company's development.

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Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development.  The Board conducts informal annual assessments of the Board's effectiveness, the individual Directors and each of its committees.  As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment of Stock Option Plan

The Company's Stock Option Plan, as amended (the "Plan") currently provides that a total of 13,358,841 common shares are reserved for issuance upon exercise of stock options granted under the Plan. As at the end of the most recently completed financial year, the Company had options outstanding under its Plan to purchase 12,965,000 common shares.

On October 28th, 2011, the Directors of the Company approved an amendment to the Plan (the "Amendment") to increase the maximum number of common shares issuable under the Plan from 13,358,841 to 16,755,107 common shares (approximately 20% of the Company's issued and outstanding shares as at said date), subject to receipt of requisite shareholder and TSX Venture Exchange approvals.

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Under the Plan as amended pursuant to the Amendment (the "Amended Plan"), the particulars of the number of shares which may be reserved for issuance will be as follows:

(a)           the total number of common shares to be issued or allotted and reserved for issuance from time to time upon the exercise of options granted under the Amended Plan shall not exceed 16,755,107 common shares, subject to the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the TSX Venture Exchange.

(b)           the total number of common shares reserved for issuance under the Amended Plan which may be made subject to options granted to insiders at any time and from time to time (together with all of the Company's previously established and outstanding stock option plans or grants) shall not exceed 10% of the total number of issued and outstanding common shares, unless the Company has obtained disinterested shareholder (see below) approval.

(c)           no more than an aggregate of 10% of issued and outstanding common shares, together with all of the Company's previously established and outstanding stock option plans or grants, may be granted to insiders as a group in any 12 month period, unless the Company has obtained disinterested shareholder approval.

(d)           no more than an aggregate of 5% of the issued and outstanding common shares may be granted to any one individual in any 12 month period, unless the Company is a Tier I Issuer on the TSX Venture Exchange and has obtained disinterested shareholder approval.

(e)           no more than an aggregate of 2% of the issued and outstanding common shares may be granted to any one consultant in any 12 month period.

(f)           no more than an aggregate of 2% of the issued and outstanding common shares may be granted to employees conducting investor relations activities in any 12 month period.

(g)           the Company must obtain disinterested shareholder approval if it wishes to reduce the exercise price of any outstanding options held by any insider as may be required by the TSX Venture Exchange.

In addition, in accordance with TSX Venture Exchange policies, options issued to consultants performing investment relations activities must vest in stages over a minimum of 12 months with no more than ¼ of the options vesting in any three month period.

The full text of the Amended Plan will be available for review at the Meeting.

Accordingly, shareholders will be asked at the Meeting to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED that the Company approve the amendment of the Plan to increase the number of common shares reserved for issuance under the Plan from 13,358,841 to 16,755,107."

The increased number of available options will facilitate the Company's search for and retention of senior management and to provide incentive to the Company's employees, officers and Directors.

Since the Amended Plan also permits the Directors to reserve up to 20% of the issued shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority of the shareholders at the Meeting, excluding insiders and their associates, (the "disinterested shareholders") to such specific term of the Amended Plan.

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For the purposes hereof, an "insider" is a Director or senior officer of the Company, a Director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED (with all insiders and their associates abstaining from voting) that the Directors have the discretion under the Amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company".

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 4719 Chapel Road N.W., Calgary, Alberta  T2L 1A7 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED November 1, 2011.

APPROVED BY THE BOARD OF DIRECTORS

                            "James R. Brown"
James R. Brown
Chairman, President & Chief Executive Officer

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